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                            January 6, 2023

       Jake Noch
       Chief Executive Officer
       Music Licensing Inc.
       3811 Airport Pulling Road North, Suite 203
       Naples, FL 34105

                                                        Re: Music Licensing
Inc.
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed December 23,
2022
                                                            File No. 024-12048

       Dear Jake Noch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2022 letter.

       Amendment No. 7 to Offering Statement on Form 1-A Filed December 23,
2022

       Arbitration: Music Licensing Inc. vs. OTC Link LLC

   1. We note your response to comment 2 and we reissue it in part. Please describe in further detail how you arrived
at the value of the damages sought from OTC Link LLC.
       Interest of Management in Certain Transactions

   2. We note your amended disclosure in response to comment 3, including that "[t]he number of shares offered
through this exchange Transaction was arbitrarily determined and set by the previous CEO of
NUVG, Sam Talari, prior to Jake Noch   s involvement with the
                                                        Company." However, we
note your disclosure in your Form 1-U dated July 22, 2022,
                                                        which indicates that
Jake P. Noch was appointed as Chairman of the Board of Directors of
 Jake Noch
Music Licensing Inc.
January 6, 2023
Page 2
      the Company and as Chief Executive Officer, Chief Financial Officer and Secretary of the
      Company on July 19, 2022 and Sam Talari resigned as of the same date. Please revise to remove your disclosure that Mr. Noch became the majority shareholder and director of the company as a result of the Share Exchange, when in fact he was already the controlling shareholder and sole director and officer of the company as a result of the transaction reported on Form 1-U. Further revise to consistently state throughout your offering circular that Mr. Noch has served in such roles since July, not August, including your new risk factor disclosure. Also, revise to state that the terms of the Share Exchange were negotiated solely by Mr. Noch or tell us us how Mr. Talari was involved when he had already resigned. Finally, considering all of the company's directors, Vito Roppo, Paul
      Ring, Rodrigo Di Federico, and James Chillemi, were appointed after the Share Exchange
      Transaction was effectuated, according to your Form 1-U dated August 15, 2022, clarify that the directors were not involved in the transaction on behalf of the company, but received information on the transaction in their capacity as directors of Pro Music Rights.
Pro Music Rights Inc. Financial Statements
Notes to the Financial Statements
Note 3 - Significant Accounting Policies

3. We note your response to comment 5; however, your response does not address the substance of our comment. Please tell us how you determined that it was appropriate to record an asset for accounts receivables when you have not recognized revenue due to doubts about your collectability of those accounts. In addition, tell us how you determined it was appropriate to record deferred revenue when you have received no corresponding advanced payments.
       You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at
(202) 551-07 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameJake Noch
                                                           Division of
Corporation Finance
Comapany NameMusic Licensing Inc.
                                                           Office of Trade &
Services
January 6, 2023 Page 2
cc:       Nick Antaki
FirstName LastName